EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

		For the Years Ended December 31,
		2009	2008	2007	2006	2005
	Earnings as defined:
	Income before income taxes, as reported	$1,274.2	$1,615.1	$1,585.1	$1,381.7	$1,247.2
Add:	Dividends from affiliates	21.6	27.3	28.4	14.3	16.2
	Interest expense (a)	122.2	124.6	106.9	135.1	111.4
	Interest factor (re: rentals) (b)	147.5	163.6	165.0	155.2	157.6

	Total earnings	$1,565.5	$1,930.6	$1,885.4	$1,686.3	$1,532.4

	Fixed charges as defined:
	Interest expense (a)	$122.2	$124.6	$106.9	135.1	$111.4
	Interest factor (re: rentals) (b)	147.5	163.6	165.0	155.2	157.6

	Total fixed charges	$269.7	$288.2	$271.9	290.3	$269.0

	Ratio of earnings to fixed charges	5.80x	6.70x	6.93x	5.81x	5.70x

(a)	Interest expense includes interest on third-party indebtedness.

(b)	The interest factor related to rentals reflects the appropriate portion (one-third) of rental expense representative of an interest factor.